December 6, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Mexico City, Mexico, December 6, 2013 (NYSE: MXT, BMV: MAXCOM.CPO). Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today that the company’s Board of Directors, as per recommendation of its Audit Committee, approved the appointment of PricewaterhouseCoopers, S.C. (“PWC”) as the Company’s independent auditor for the fourth quarter of 2013 replacing KPMG Cárdenas Dosal, S.C. (“KPMG”). Maxcom continues with the application of good corporate practices through the appointment of the new independent auditors.

Maxcom would like to thank KPMG for the service it provided the Company in recent years and look forward to continued work with them in other capacities.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com